

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

February 27, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Lawrence W. Sinnott
Executive Vice President and Chief Financial Officer
Versar, Inc.
6850 Versar Center
Springfield, Virginia 22151

> RE: Form 10-K for the fiscal year ended June 30, 2006
>   Form 10-Q for the period ended December 29, 2006
>   File No. 1-9309

Dear Mr. Sinnott:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED JUNE 30, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7. Management's Discussion and Analysis

Results of Operations, page 19

2. Please provide a discussion about each segment's revenues and operating income.
    You should separately discuss the business reasons for the changes between periods
    in each segment's revenue and operating income. In addition, where there is more
    than one reason for a change between periods, please quantify the extent to which
    each reason contributed to the overall change in revenue and operating income.

Contractual Obligations, page 21

3. You state that at June 30, 2006 you have unfunded contractual payment obligations of
    approximately $2,492,000 due within the next twelve months. Please clarify in your
    disclosure whether this amount is reflected in your table of contractual obligations.

4. Please revise your table of contractual cash obligations to include estimated interest
    payments on your notes payable and capital leases in a separate line item in the table.
    Because the table is aimed at increasing transparency of cash flow, we believe these
    payments should be included in the table. Please also disclose any assumptions you
    made to derive these amounts.

Financial Statements

Consolidated Balance Sheets, page F-2

5. Given that the other liabilities line item represents approximately 28% of total current
    liabilities at June 30, 2006, please separately disclose any component of this line item
    that is in excess of 5% of total current liabilities. Refer to Rule 5-02.20 of Regulation
    S-X.

Consolidated Statements of Operations, page F-3

6. Please tell us whether gross revenues or net revenues represent your GAAP revenues
    and explain how you reached that conclusion. If your GAAP revenues are your gross
    revenues, please remove from your financial statements and related footnotes the non-
    GAAP net revenue measure. Naturally, you may still disclose narratively the
    amounts of the purchased services and materials for each period presented on the face
    of the statements of operations and/or in a footnote, depending upon the
    circumstances. Alternatively, if net revenues represent your GAAP revenues, you
    may retitle your gross revenues and disclose this measure in the manner described in
    paragraph 20 of EITF 99-19. See also Item 10(e)(1)(ii)(C) of Regulation S-K. Please

also either remove the non-GAAP revenue measure from elsewhere in the filing or
revise your disclosures accordingly to comply with Item 10(e) of Regulation S-K.

Notes to Financial Statements

Note A. Significant Accounting Policies, page F-6

7. Please disclose your accounting policy related to pre-contract costs. In doing so,
please disclose whether or not pre-contract costs related to unsuccessful contract bids
are written off in the period you are informed you did not get the specific contract. If
not, please disclose why not and discuss when they are expensed and your basis for
that alternative treatment.

Note B. Business Segments, page F-11

8. In fiscal year 2005 you combined the Infrastructure and Management Services and
the former Engineering and Construction business segment into one segment, which
is called Infrastructure and Management Services. On page 18 of MD&A, you
indicate that in fiscal year 2006 your gross revenues declined primarily due to the
continuation of federal government delays in funding, which in certain instances,
spanned as much as nine months and the continued diversion of funding to the war in
Iraq. You have adapted to the funding shifts by expanding your services in Iraq work
under existing contracts and seeking new contract work in Iraq. Your disclosures on
page 4 indicate that this Iraq work is related to providing engineering and
construction services. In light of the apparent focus on these services and given the
range of services included in the Infrastructure and Management Services segment,
please help us understand how you determined you have two reportable segments.
Please first address how you determined your operating segments in accordance with
paragraph 10 of SFAS 131, including whether Infrastructure and Management
Services is composed of two operating segments which have been aggregated. If
applicable, please discuss how you determined it was appropriate to aggregate
operating segments into your two reportable segments in accordance with paragraph
17 of SFAS 131.

Note I. Commitments and Contingencies, page F-20

9. Please disclose how you account for (a) step rent provisions and escalation clauses
and (b) capital improvement funding and other lease concessions, which may be
present in your leases. If, as we assume, they are taken into account in computing
your minimum lease payments and the minimum lease payments are recognized on a
straight-line basis over the minimum lease term, the note should so state. If our
assumption is incorrect, please tell us how your accounting complies with SFAS 13
and FTB 88-1. Paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how

lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be included in your minimum lease payments.

Legal Proceedings, page F-20

10. You state that based upon discussions with outside counsel you do not believe that the ultimate resolution under the Trustees' lawsuit will have a materially adverse effect on your consolidated financial condition and results of operations. Please disclose whether any amounts are accrued related to this matter. Please also disclose if it is reasonably possible that an exposure to loss in excess of the amount accrued has been incurred. If so, please give an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to paragraphs 9 and 10 of SFAS 5. Similarly revise your disclosure on page 13 as well.

FORM 10-Q FOR THE PERIOD ENDED DECEMBER 29, 2006

General

11. Please address the above comments in your interim filings as well.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

    Sincerely,

    Rufus Decker
    Accounting Branch Chief